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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53149

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Capital Management of the Carolinas, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___1520 South Blvd., Suite 230___
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sherri Lynn Yager	704-332-3131 ext. 238	syager@capitalmc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___GreerWalker, LLP___
(Name – if individual, state last, first, and middle name)

227 West Trade Street, Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

06/07/2005		2324	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kenneth Lee Carter, Jr_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Capital Management of the Carolinas, LLC_____, as of __December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Kenneth Lee Carter, Jr.*
Kenneth Lee Carter, Jr (Feb 11, 2022 11:26 EST)

Title:
VP/Partner/CFO



Notary Public   Sherri Yager
                       My commission expires 3/25/2023

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☑ (z) Other: __Form SIPC-3_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

Financial Statements and Supplemental Information
for the Year Ended December 31, 2021, and
Report of Independent Registered Public Accounting Firm

Capital Management
OF THE CAROLINAS, L.L.C.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	2-6
Notes to Financial Statements	7-10
Supplemental Information:	
Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Financial and Operational Combined Uniform Single Report - Part IIA: Computation of Net Capital	12-13
Report of Independent Registered Public Accounting Firm	14
Supplemental Disclosures - Exemption Report	15
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC	16
Supplemental Disclosures – Schedule of Form SIPC-3 Revenues	17-18



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management of the Carolinas, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Management of the Carolinas, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on the entity's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Capital Management of the Carolinas, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Capital Management of the Carolinas, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Reconciliation of Net Capital Pursuant to Rule 15c3-1 as of December 31, 2021 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Capital Management of the Carolinas, LLC's financial statements. The supplemental information is the responsibility of Capital Management of the Carolinas, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as auditors for Capital Management of the Carolinas, LLC since 2000.

GreerWalker

Certified Public Accountants
February 2, 2022
Greenville, SC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	701,660
Accounts receivable:		
Broker-dealer 12b(1) fees		388,214
Prepaid expenses		30,757
Total current assets		1,120,631

NONCURRENT ASSETS:
PROPERTY:

Office furniture and equipment	72,857
Leasehold improvements	46,944
Total	119,801
Less accumulated depreciation and amortization	115,018
Property, net	4,783
OPERATING LEASE RIGHT-OF-USE ASSETS, NET	22,759
DEPOSITS	3,729
Total noncurrent assets	31,271

TOTAL ASSETS	$	1,151,902

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and other accrued liabilities	$	272,791
Current portion of operating lease liabilities		17,641
Total current liabilities		290,432

NONCURRENT LIABILITIES:

Operating lease liabilities, net of current portion	1,617

TOTAL LIABILITIES	$	292,049
MEMBERS' EQUITY		859,853
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,151,902

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:		
Broker-dealer 12b(1) fees	$	4,488,241
Other Income		37,891
Interest		110
Total		4,526,242
EXPENSES:		
Salaries		1,743,874
Retirement plan contributions		333,000
Insurance		136,456
Payroll taxes		66,769
Office rent		58,611
Office supplies and expense		41,776
Legal and professional fees		41,182
Telephone		22,129
Technology fees		21,911
Depreciation and amortization		12,791
Conferences and seminars		11,543
Regulatory fees		10,829
Travel and entertainment		8,551
Dues and subscriptions		7,485
Marketing		4,220
Contributions		1,450
Other		2,244
Total		2,524,821
NET INCOME	$	2,001,421

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

MEMBERS' EQUITY, JANUARY 1, 2021	$	948,432
DISTRIBUTIONS TO MEMBERS		(2,090,000)
NET INCOME		2,001,421
MEMBERS' EQUITY, DECEMBER 31, 2021	$	859,853

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2021

SUBORDINATED LIABILITIES, DECEMBER 31, 2020	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2021	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2021	$ -

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,001,421
Adjustments to reconcile net income to net cash	
from operating activities:	
Depreciation and amortization	12,791
Changes in operating assets and liabilities:	
Accounts receivable	(9,558)
Other assets	257,851
Accounts payable and other accrued liabilities	(72,457)
Net cash provided by operating activities	2,190,048
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(2,090,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	100,048
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	601,612
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 701,660

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds to North Carolina local governments and public authorities. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

On March 11, 2020, the World Health Organization ("WHO") recognized COVID-19 as a global pandemic, prompting many national, regional, and local governments to implement preventive or protective measures, such as travel and business restrictions, temporary store closures, and wide-sweeping quarantines and stay-at-home orders. As a result, COVID-19 and the related restrictive measures have had a significant adverse impact upon many sectors of the economy, including the financial and governmental sectors in which the Company operates. The Company's operations have been considered to be essential in nature and have not been materially interrupted. As the situation continues to evolve, we are closely monitoring the impact of COVID-19 on all aspects of our business, including how it impacts our customers, vendors, and employees. The situation surrounding COVID-19 remains fluid; therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain revenues and expenses during the period. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. As of December 31, 2021, the Company had cash equivalents of $458,982 that were uninsured. Cash and cash equivalents are not carried at fair value, but at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. On December 31, 2021, the carrying value and the estimated fair value of the cash and cash equivalents was $701,660.

Accounts Receivable and Revenues – The Company has entered into a contract with Fidelity Distributors Corporation (FDC) to distribute shares of the North Carolina Capital Management Trust (NCCMT) to North Carolina local governments and public authorities on a daily basis. The Company believes the performance obligation for providing distribution services is satisfied over time because FDC is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the assets under management. 12b(1) distribution fees are recognized as revenue at the time that the services are provided. The Company extends credit to FDC for the 12b(1) distribution fees which are received monthly under its service agreement. Receivables normally represent one month of earnings. As of December 31, 2021, the Company considers such receivables, which are all from FDC, fully collectible, and therefore, no allowance for bad debts has been provided for in the accompanying financial statements. The beginning and ending balances of 12b(1) receivables were $377,602 and $388,214, respectively.

Property - Property is stated at cost. Depreciation and amortization are provided over the estimated useful lives of the related assets using accelerated and straight-line methods. Typical useful lives are as follows: computer equipment – 3 – 10 years; furniture and fixtures – 7 years; leasehold improvements – the lease term or the useful life of the asset, whichever is shorter; and office equipment – 5 – 7 years.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2021.

Income and Loss Allocations, Distributions and Contributions to/from Members - Allocations of income and losses, and distributions and contributions of cash to/from members are governed by the terms of the members' operating agreement.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 2, 2022, which is the date the financial statements were available to be issued.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $423,923 which was $405,737 in excess of its required net capital of $18,186. The Company's net capital ratio was approximately .64 to 1.

3.   PROFIT SHARING PLAN

The Company sponsors a profit sharing plan which covers all full-time employees. Company contributions to the plan are made at the discretion of management. During the year ended December 31, 2021, contributions in the amount of $333,000 were either made to or set aside for the plan.

4.   LEASE COMMITMENTS

The Company implemented new accounting and financial reporting standards for leases (FASB ASC 842. *Leases*) beginning January 1, 2019, using a modified retrospective approach (i.e., applied prospectively effective January 1, 2019, without revising prior periods). For operating leases, this standard required the recognition of right-of-use (ROU) assets and lease liabilities that had not been recorded as assets and liabilities under previous accounting standards. The Company elected to take the practical expedients under Topic 842-10-65-1(f) and (g), which must be consistently applied to all leases. As such, the Company's four leases on that date, previously accounted for as operating leases, continued to be accounted for as operating leases under the new standards. In addition, management had the option to re-evaluate lease terms and determined that the Company was reasonably certain to exercise an option to extend the lease term on its office lease until March 2025. The Company also elected to use the practical expedient allowed in Topic 842-10-15-37 to account for lease and nonlease components as a single lease component for all of its classes of leases.

To exercise the option to extend the term on the office lease for 3 years, the Company was required to notify the lessor in writing by June 1, 2021. During 2021, management decided not to exercise the option to renew the lease term for an additional 3 years. As a result, the office lease will expire at the end of March 2022 and any extension must be negotiated with the lessor. When the option to extend the lease term expired, the Company remeasured the lease liability and the right-of-use asset in accordance with ASC 842 by updating the incremental borrowing rate and recalculating the lease liability. This remeasurement resulted in the lease liability decreasing by $192,520, the right-of-use asset decreasing by $191,012, and the monthly lease expense declining from $5,648 to $4,536.

Provisions of the lease accounting standards require that leasehold improvements be amortized over the shorter of the useful life or the lease term of the leasehold improvements. As a result of the decision not to extend the lease term for an additional 3 years, the Company's leasehold improvements will be amortized over the period ending in March 2022 at the end of the existing lease term. Consequently, the monthly amortization of the leasehold improvement increased from $345 to $1,581.

The Company is a lessee in three noncancelable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments, if any, are included in future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the firm's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest that the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases, if any, that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for lease payments associated with any short-term leases is recognized on a straight-line basis over the lease term.

The Company has obligations for office space and office equipment with initial noncancelable lease terms in excess of one year. The Company classifies these leases as operating leases. In addition to its office lease which expires in March 2022, the Company also leases office equipment with lease terms expiring in January 2022 and February 2023. There are no options to extend the office equipment leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, under the company's equipment lease, variable payments. For example, under the copier lease the Company is required to pay for copies in excess of a predetermined amount. These variable lease payments are not included in the lease payments used to determine the lease liability and are recognized as period costs when incurred.

The ROU asset and lease liability balances were determined by calculating the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 3.31%, which is representative of the incremental borrowing rate of the Company. The weighted average remaining lease term is 9 months. No new ROU assets were obtained in exchange for operating lease obligations during the year. There were $262,430 in reductions to ROU assets resulting from reductions to operating lease obligations. $191,012 of this reduction was due to the decision not to exercise the 3-year extension of the office and the resulting recalculation of the lease liability and the right-of-use asset associated with the office lease. Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

As of December 31, 2021, maturities of lease liabilities for all noncancelable operating leases are $17,890 and $1,623, for 2022 and 2023, respectively, with total undiscounted lease payments of $19,513. The discounted lease liability on December 31, 2021, is $19,258 with imputed interest of $255. During the year ended December 31, 2021, the cash paid for amounts included in lease liabilities was $84,840 and the amount of the lease cost was $78,784. None of the lease cost was due to variable payments or short-term leases.

5.   MEMBERS' EQUITY

The members of the Company are subject to an operating agreement which stipulates, among other things, that the Company has the right, but not the obligation, to purchase the equity interests of a member upon the occurrence of certain events. Events specifically mentioned in the operating agreement are a defaulting event of a member, the marriage of a member, or the termination of a marriage of a member. Generally, a member can dispose of an ownership interest without the approval of the Company's other members; however, no transfer of ownership may take place unless the transferee agrees in writing to be bound by the terms of the operating agreement. Certain operating actions taken by the Company require the consent of 75% of the percentage interest then held by the members.

6.   CONCENTRATION OF REVENUE

During 2021, the Company maintained a service agent agreement with FDC with respect to the North Carolina Capital Management Trust (the "Trust") government portfolio which accounted for 99.2% of total Company revenue. The agreement for the government portfolio is renewable annually by approval of the trustees of the Trust. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2022. Management of the Company expects that the agreement will be renewed. Recertification of the Trust is normally conducted every five years by the North Carolina Local Government Commission. On February 1, 2022, the Local Government Commission extended the recertification of the Trust through March 2023.

7.   SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2021, under Section 78ccc(a)(2)(A)ii of the Securities Investor Protection Act of 1970.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2021 (Unaudited)	$	423,923
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2021 (Audited)	$	423,923

No material differences exist between audited and unaudited net capital at December 31, 2021.

See report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC as of 12/31/21

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	859,853	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				859,853	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	859,853	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 430,984	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	430,984)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	428,869	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	4,946	3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	4,946)	3740
10. Net Capital			$	423,923	3750

OMIT PENNIES

2022-01-19 09:16AM EST
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC as of 12/31/21

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	18,186	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	18,186	3760
14. Excess net capital (line 10 less 13)	$	405,737	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	396,644	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	272,791	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	272,791	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	64.35	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

13



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Management of the Carolinas, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Management of the Carolinas, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Capital Management of the Carolinas, LLC stated that Capital Management of the Carolinas, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Management of the Carolinas, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management of the Carolinas, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker

Certified Public Accountants
February 2, 2022
Greenville, SC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com   14

Capital Management

OF THE CAROLINAS, L.L.C.

1520 South Boulevard, Suite 230
Charlotte, NC 28203
Phone: 704-332-3131
Facsimile: 704-332-4151

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2021

EXEMPTION REPORT

1. The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1.) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under Paragraph k(1) of 17 C.F.R. 240.15c3-3. (2.) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

ACKNOWLEDGED BY:

Kenneth Lee Carter, Jr.
Kenneth Lee Carter, Jr. (Feb 2, 2022 08:44 EST)

Kenneth Lee Carter, Jr.
VP/Partner/CFO

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Capital Management of the Carolinas, LLC and the SIPC, solely to assist you and SIPC in evaluating Capital Management of the Carolinas, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2021, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Capital Management of the Carolinas, LLC's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Capital Management of the Carolinas, LLC for the year ended December 31, 2021, to the total revenues in Capital Management of the Carolinas, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Capital Management of the Carolinas, LLC for the year ended December 31, 2021 to the supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Capital Management of the Carolinas, LLC for the year ended December 31, 2021 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital Management of the Carolinas, LLC's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Capital Management of the Carolinas, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

GreerWalker

Certified Public Accountants
February 2, 2022
Greenville, SC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2021

SCHEDULE OF FORM SIPC-3 REVENUES FOR THE YEAR ENDED DECEMBER 31, 2021

AMOUNT ($) BUSINESS ACTIVITIES THROUGH WHICH REVENUE WAS EARNED

$ 0	-	Business conducted outside the United States and its territories and possessions
4,488,241	-	Distribution of shares of registered open end investment companies or unit investment trusts
0	-	Sale of variable annuities
0	-	Insurance commissions and fees
0	-	Investment advisory services to one or more registered investment companies or insurance company separate accounts
0	-	Transactions in securities futures products
$4,526,242	-	Total Revenues

See report of independent registered public accounting firm.

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [x] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Sherri Yager 1/4/2022
Authorized Signature/Title Date

SIPC-3 2022

8- 53149 FINRA DEC 05/11/2001

CAPITAL MGMT OF THE CAROLINAS, LLC
1520 SOUTH BLVD, SUITE 230
CHARLOTTE, NC 28203

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

emailed 1/4/2022

Form SIPC-3

FY 2022

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2021 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [x] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Annual Report 2021

Final Audit Report

2022-02-11

Created:	2022-02-10
By:	Sherri Yager (syager@capitalmc.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAbPtQdQU3Qr62mLAfdjDYQ6Ch9czW0paJ

"Annual Report 2021" History

Document created by Sherri Yager (syager@capitalmc.com)
2022-02-10 - 8:18:03 PM GMT- IP address: 209.170.245.222

Document emailed to Kenneth Lee Carter, Jr. (lcarter@capitalmc.com) for signature
2022-02-10 - 8:19:17 PM GMT

Email viewed by Kenneth Lee Carter, Jr. (lcarter@capitalmc.com)
2022-02-10 - 8:29:54 PM GMT- IP address: 172.225.29.212

Document e-signed by Kenneth Lee Carter, Jr. (lcarter@capitalmc.com)
Signature Date: 2022-02-11 - 4:26:11 PM GMT - Time Source: server- IP address: 107.13.189.145

Agreement completed.
2022-02-11 - 4:26:11 PM GMT